

82-4575

12g3-2(b)

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

SUPPL



06010656

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 31th January 2005

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of January.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

dlw 2/7


GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

MEDIASET EXERCISES OPTION TO SELL ITS STAKE IN HOPA

As has been indicated in Mediaset's Annual Reports since 2002, the company holds the right to exercise an option to sell its stake in Hopa. This option is part of the contract signed with Fingruppo (the parent company of Hopa) in December 2002.

Given the proximity of the expiry for this option, which was established as mid-January 2006, Mediaset has decided to begin the necessary procedures that will lead to the sale to Fingruppo of its 2.73% stake in Hopa for a total of €45,766,000.

The stake was booked in the company's balance sheet at €96,454,000 and, consequently, in Mediaset's accounts for the year 2005 the stake will be written down by the difference between the book value and the sale value, a difference of €50,688,000 euro.

This devaluation will have no impact on the dividend for the year given that the closure of the Hopa operation will not involve any further cash outlay.

Cologno Monzese, 11 January 2006

Direzione Comunicazione e Rapporti con i Media
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

MEDIASET SELLS TO SKY FOR €157.3 MILLION SATELLITE RIGHTS FOR JUVENTUS FOR THE SERIE A CHAMPIONSHIPS 2007/2008 AND 2008/2009

Mediaset today expressed satisfaction for the agreement reached with Sky Italia for the sale of satellite rights for the matches of Juventus in the 2007-2008 and 2008-2009 season championships.

In December 2005 Mediaset acquired the rights for the two seasons for the Serie A matches of Juventus for all platforms at a price of €218 million. The sale of satellite rights to Sky Italia was made at price of €157.3 million.

Mediaset will remain the holder of all other rights (digital terrestrial, ADSL, UMTS for mobile phones, DVBH for mobile TV, as well as foreign rights) which it reserves the right to manage, as for the satellite rights, on the open market.

Direzione Comunicazione e Rapporti con i Media
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter

Cologno Monzese, 13 January 2006


GRUPPO
MEDIASET

PRESS RELEASE

OPERATION CONCLUDED FOR THE CONCENTRATION OF MEDIASET'S ENTIRE INTEREST IN THE LISTED SUBSIDIARY GESTEVISION TELECINCO S.A., CORRESPONDING TO 50.13% OF THE COMPANY'S SHARE CAPITAL, IN MEDIASET INVESTIMENTI S.P.A., A WHOLLY-OWNED SUBSIDIARY OF MEDIASET S.P.A.

TODAY MEDIASET INVESTMENT S.A.R.L., A WHOLLY-OWNED SUBSIDIARY OF MEDIASET S.P.A., SOLD TO MEDIASET INVESTIMENTI S.P.A. ITS 25.3% STAKE IN TELECINCO AT A PRICE OF €15.37 PER SHARE, CORRESPONDING TO A TOTAL AMOUNT OF €952,837,082.48.

Today Luxemburg-based Mediaset Investment S.a.r.l., a wholly-owned subsidiary of Mediaset S.p.A., sold to Mediaset Investimenti S.p.A., a wholly-owned subsidiary of Mediaset S.p.A., its stake in Gestevision Telecinco S.A. (Telecinco) (a total of per 61,993,304 shares, representing 25.13% of the Spanish listed company's share capital, at a price of €15.37 per share, corresponding to a total amount of € 952,837,082.48.

This concludes the reorganisation project for the investments held directly or indirectly by Mediaset S.p.A. in Telecinco communicated to the market on 29 December 2005 and initiated on that date with the sale by Mediaset S.p.A. to Mediaset Investimenti S.p.A. of its 25% stake in Telecinco.

As a result of these two acquisitions, Mediaset Investimenti S.p.A., is now the owner of the Mediaset Group's entire interest in Telecinco, which consists of a total of 123,653,768 shares, corresponding to 50.13% of the company's share capital.

Cologno Monzese, 19 January 2006

Department of Communications and Media Relations
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter



PRESS RELEASE

MEDIASET ACQUIRES TV RIGHTS FOR INTER MILAN (TWO SEASONS) AND LIVORNO (THREE SEASONS)

Mediaset has reached an agreement with Inter and Livorno for the broadcast of matches in the coming seasons of the Italian Serie A championship.

The agreement with Inter foresees the acquisition of broadcast rights across all platforms (with the exception of UMTS) for the matches of the Serie A championship seasons 2007-2008 and 2008-2009. The deal includes foreign rights and the television broadcast of training sessions, a friendly trophy and other commercial rights. Mediaset has also acquired an option for the same rights for the 2009/2010 season.

The agreement with Livorno foresees two commitments. The first extends the current contract, due to expire in 2007, to 2007/2008 for the broadcast in Italy of matches in the Serie A championship via digital terrestrial, cable, ADSL and DVBH for mobile phones.

The second commitment foresees the sale of all rights for the 2008/2009 and 2009/2010 seasons for all platforms, including satellite rights.

Mediaset may sell to third parties, at market conditions, utilisation rights for those platforms where it does not intend to develop its own commercial offer.

Cologno Monzese, 31 January 2006

Direzione Comunicazione e Rapporti con i Media
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter